Aetna 151 Farmington Avenue Hartford, CT 06156
October 12, 2007	Judith H. Jones Counsel Law & Regulatory Affairs, RW61 (860) 273-0810 Fax: (860) 952-2069

Mr. Tim Buchmiller
Senior Attorney
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:   Aetna Inc.
Definitive Proxy Statement
Filed March 19, 2007
File No. 001-16095

Dear Mr. Buchmiller:

I am writing in response to the comment letter from the staff of the Division of Corporation Finance (the “Staff”), dated August 21, 2007, regarding the Aetna Inc. definitive proxy statement for 2007.  The responses to the Staff’s comments are set forth below.  As requested in your comment letter, Aetna Inc. (the “company”) also hereby acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SEC

October 12, 2007
For your convenience, in responding to the Staff’s comments we have set forth each comment from the Staff and the company’s response below.  In addition, as several of the comments relate directly or indirectly to the disclosure of additional specific financial performance or other operating metrics that would result in competitive harm, we thought it would be helpful to draw your attention to certain matters related to those issues, and the company’s rationale for not including those specific disclosures, at the outset of this response letter.1

As disclosed on page 33 of the company’s 2007 Proxy Statement, the company’s Annual Bonus Plan contains four categories of performance measures, which were selected because they represent key elements of the company’s financial and strategic business plan. As disclosed in the Proxy Statement, the measures, and their relative weights for 2006, were as follows:

•
financial performance (55% - measured by attaining a specific level of (i) operating earnings, excluding interest expense and amortization, and (ii) expense reduction as a percentage of total revenue);

•	health cost management (16% - measured primarily by commercial risk health and dental medical cost ratios, and, to a lesser extent, Medicare risk medical cost ratio);
•	growth (15% - measured by net membership growth and total revenue); and
•
constituent focus (14% - measured externally by member, hospital, plan sponsor and broker/consultant satisfaction survey results and internally by achievement of performance management and diversity milestones and employee survey results).

The bonus funding for management employees generally, including named executive officers, is based upon the attainment of these performance targets, which, as disclosed in the Proxy Statement, the company set for 2006 on a “stretch” basis, which the company believes was very difficult to achieve.

In setting the specific financial performance, health cost management and growth targets under the plan, the Board of Directors’ Committee on Compensation and Organization reviewed multiple targeted values for each element, and the “stretch” goals that were selected were aggressive.  The Compensation Committee selected these aggressive goals to incent and drive business decisions and to reward superior performance. For example, as disclosed in the Proxy Statement on page 33, although the company’s 2006 organic medical membership growth exceeded that of its major competitors, the company did not meet the bonus plan target for membership growth in 2006.

1 Instruction 4 to Item 402(b) of Regulation S-K provides that the Company need not disclose the Company performance goals if such disclosure would result in competitive harm to the Company.  Instruction 4 further provides that the standard used in determining whether disclosure would cause competitive harm is the same standard applicable to requests for confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2 of the Securities Exchange Act of 1934, as amended, each of which incorporates the criteria for non-disclosure when relying upon “exemption 4” of the Freedom of Information Act and Rule 80(b)(4) thereunder.

The courts have interpreted Exemption 4 as affording protection from disclosure to information that is (i) commercial or financial, (ii) obtained from a person outside the government and (iii) privileged or confidential.  Gulf & Western Industries, Inc. v. United States, 615 F.2d 527, 529 (D.C., Cir. 1979); National Parks & Conversation Ass’n v. Morton, 498 F.2d 765, 766 (D.C. Cir. 1974), subsequent appeal sub nom. National Parks & Conversation Ass’n v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976).  Under this standard, in order to show the likelihood of competitive harm, it is not necessary to show actual competitive term.  National Parks & Conservation Ass’n v. Morton, 498 F.2d at 770.

The Company believes that, for the reason discussed in the text, the specific performance goals in the Company’s Annual Bonus Plan are exempted from disclosure under exemption 4 because they meet all three requirements referred to above:  the information (1) is commercial and financial; (2) was obtained from a person outside of the government and (3) is confidential.  The information would cause competitive harm to the Company and would likely be confusing for investors.

SEC

October 12, 2007
As part of the business planning process, the company conducted a confidential analysis of actions that would be needed to achieve the results under its business plan, and these actions consist of a significant number of initiatives that are, in turn, also aggressive and, in some cases, are multi-year initiatives. Both the type of action, such as price increases, administrative expense reductions, cost controls, or changes in targeted markets, etc., and the extent of the action to be taken, was dependent in large part on the level, or aggressiveness, of the targeted measures.    The healthcare insurance industry is highly competitive and, in particular, the market is highly price sensitive.  As a result, the company believes that the targeted Bonus Plan measures are competitively sensitive, since it believes disclosure would allow competitors to discern patterns of business decisions being made by the company, such as, for example, tradeoffs between volume of business and prices sought.  In addition, although the Bonus Plan targets are based on 2006 results, the initiatives under the plan and their intended effect may occur over multiple years.  Even if disclosed after the fact (i.e., after 2006 actual results are announced), the company believes that disclosure of the measures would allow competitors to accelerate their ability to react to previous business initiatives, including those that continue beyond 2006, to attempt to blunt their continued impact.

Due to the aggressive nature of the targeted measures, there is also substantial volatility inherent in the successful performance of the business initiatives and attainment of the stretch bonus plan goals.  For this reason, the targeted amounts were also in excess of expectations otherwise publicly disclosed pursuant to the company’s earnings and operational guidance provided to investors.

Disclosure of the targets would result in competitive harm to the company. Disclosure of the specific bonus target measure in each case would result in competitive harm for the following reasons:

•
Financial performance measure: Since the targets for operating earnings and expense reduction were set in amounts that were in excess of what was otherwise publicly disclosed, inclusion of the actual amount would allow competitors to derive the extent to which the company may consider pursuing a range of specific business actions, such as general price increases regarding its health or group insurance products, changes in the character of its health or group insurance policy products (such as changes in levels of benefits), changes in its network contracts with providers, other actions designed to temper medical cost or other benefit cost increases, or incremental administrative expense reductions.

•
Health cost management measure: This targeted amount represents a combination of the company’s commercial risk health and dental medical cost ratios, and, to a lesser extent, Medicare risk medical cost ratio (i.e. the ratio of premiums received to medical benefits paid) and is used to drive decisions regarding the pricing and underwriting of the company’s products.  Management actions that affect these ratios include prices to be sought and achieved on products, product changes, network contract changes and other non-administrative actions that affect the financial performance measure, as discussed above.  As a result, disclosure of the actual amount from the plan could allow competitors to gauge patterns in behavior by the company in pursuing either pricing or cost management actions to achieve the targeted result.  The company believes this could allow competitors to predict pricing or other product decisions by the company under various market conditions.

SEC

October 12, 2007

•
Membership and revenue:  In addition to the pricing and underwriting matters set forth above regarding the health cost management measure, this metric is used to drive internal decisions regarding sales targets.  As a result, disclosure of the specific measures could allow competitors to understand the company’s overall pricing and sales approach, and potentially estimate overall price increases that may be sought, books of business that the company may bid on, as well as the company’s level of aggressiveness in pursuing growth in membership in particular markets.  This would also be exacerbated by disclosure of this metric in combination with the health cost management and financial performance measures, since it could be used by competitors to discern patterns in company behavior regarding market sensitive tradeoffs between prices and volume sought and profit margins, among others.

•
Constituent focus: As noted in the Proxy Statement, these measures consist of a mix of constituent survey results and internal milestones regarding detailed aspects of relationships with health plan members, hospitals, plan sponsors, and brokers and consultants.  We believe that the disclosure of the specific metrics could be competitively detrimental since it would reveal strategies regarding dealings with these constituents, and in some cases, customer segmentation.  The company believes competitors could use these measures against the company in, among other matters, adjusting their manner of dealing with various constituents.

We also internally treat the actual targeted values for the measures discussed above as confidential.  Disclosure of the metrics was made to business planning personnel and selected senior managers in the organization that need to know the targeted amounts in order to analyze and make decisions regarding potential business actions.  The company does not otherwise disclose these targets generally to employees.

Disclosure of the targeted amounts would confuse investors.  As discussed above, given the volatility inherent in the aggressive nature of the targeted measures, the measures were also significantly higher than the company’s expectations underlying publicly issued guidance on these topics.  As a result, the company believes that disclosure of the targeted amounts could also cause confusion and potentially mislead investors.  In this regard, we note that certain of our major competitors have disclosed specific operating earnings and/or membership growth targets under their bonus plans in their proxy statements.  However, we believe in these cases that the targets they set under the bonus plans are approximately equal to, and not higher than, the earnings guidance that they provide to investors.

Disclosure of the targeted amounts is not necessary for a full understanding of the company’s compensation. The disclosure regarding the Bonus Plan already contained in the Proxy Statement describes the nature of each measure, its relative weighting and that the specific measures are set on a “stretch” basis.  In addition, the disclosure with respect to the results achieved for the year includes a description of whether each measure was achieved, and the resulting percentage funding of the bonus plan.  We believe this disclosure provides the detail necessary for a robust understanding of the operation and funding of the Bonus Plan, while not disclosing information that poses a reasonable risk of competitive harm.

SEC

October 12, 2007

Disclosure of the targeted amounts would be harmful, even if after the fact.  We believe that disclosure of the targeted measures for 2006 under the plan, even after the fact, would allow competitors to determine the level of aggressiveness of the company in seeking to achieve these measures.  The company believes that competitors would be able to discern patterns of behavior by the company under various market conditions, such as levels of aggressiveness in seeking prices, volumes of business and product changes, and could use that information to predict behavior by the company in the future, and to attempt to blunt the impact of initiatives already taken that otherwise have a continuing effect.

*           *           *           *

Detailed responses to each of the staff’s comments are set forth below:

Comment 1:  The Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers.  Refer to Section II.B.1 of Commission Release No. 33-8732A.  In this regard, we note the significant disparity in the amounts awarded to Mr. Williams and Dr. Rowe under the performance cash units for the 2005 to 2006 performance period.  Given these disparities, please provide a more detailed discussion of how and why the compensation of your chief executive officers materially differs from the compensation of your other named executive officers.  If policies or decisions applicable to a named executive officer are materially different than those that apply to the other officers, this should be discussed on an individualized basis.

While the company believes the disclosure in its 2007 Proxy Statement includes the material information needed to understand the pay decisions for Mr. Williams and Dr. Rowe, to the extent applicable, the company will expand the disclosure in its subsequent proxy statements to provide a more detailed discussion of how and why the Chief Executive Officer’s compensation materially differs from the compensation of the other named executive officers.  If applicable, the company will also discuss on an individual basis any decisions applicable to a named executive officer that are materially different than those that apply to other named executive officers.

Comment 2:  You disclose in the first full paragraph on page 33 that you establish specific financial and operational goals for the payment of annual bonuses at the beginning of each performance year.  Your Compensation Discussion and Analysis appears, however, only to discuss the targets and goals for the elements of your compensation packages for 2006.  Please expand your Compensation Discussion and Analysis to disclose the goals you have set for the current year and provide an analysis of how such goals will affect the calculation of amounts awarded to your named executive officers under the various elements of your compensation program.  See Item 402(b)(2)(v) and Instruction 2 to Item 402(b).  To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion.  To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.  In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

SEC

October 12, 2007

In its 2007 Proxy Statement, the company did not disclose performance goals for the 2007 performance year because the goals do not relate to the information shown in the summary compensation table or other compensation information presented in the Proxy Statement, and disclosure of the goals is not necessary for a fair and complete understanding of a named executive officer’s compensation for the last fiscal year.  See Instruction 402(b)(2)(v) and Instruction 2 to Item 402(b).  As a result, the company would not expect to include such disclosure in subsequent Proxy Statements unless the company determines that such disclosure would affect a fair understanding of the information presented (e.g., a material program modification).  Further, to the extent the company believes it material to disclose the performance goals for a particular year, for the reasons set forth in the introduction to this response, we respectfully submit that inclusion of the actual targeted quantitative values of the measures would cause competitive harm to the company, and are not necessary for a robust understanding of the Bonus Plan, given the extent of the other disclosures.  As a result, the company respectfully submits that it would not include those quantitative amounts in the proxy statement.  The Company would, however, provide additional disclosure concerning the difficulty of achieving the measures.

Comment 3:  We note that the Compensation Committee used “tally sheets” showing the compensation of each named executive officer.  Please expand your disclosure to address the extent to which the information in the tally sheets comprised information in addition to or different from the information presented in your Summary Compensation Table and how and why the Compensation Committee found the tally sheets useful in determining the various elements of compensation for the named executive officers.  The Committee’s analysis of the tally sheets and how it resulted in specific awards should be described in greater detail.

The company believes that page 32 of the company’s 2007 Proxy Statement includes the material information about how the Compensation Committee uses tally sheets.  To the extent applicable, however, the company will expand its disclosure in its subsequent proxy statements to address the extent to which the information in the tally sheets provided information different from the information in the Summary Compensation Table.  The company will also address how and why the Committee found the tally sheets useful in determining the various elements of compensation.

Comment 4:  We note that the pay information for each Comparison Group is developed using market pay survey data provided by the Compensation Committee’s outside compensation consultant and “other compensation consultants hired by the Company.”  Please provide all disclosure regarding the other compensation consultants that is required by Item 407(e)(3)(iii) of Regulation S-K.  In particular, elaborate on the role of the compensation consultants retained by the company in determining compensation.  Indicate which officers or group has the decision-making authority with respect to choosing and retaining the other compensation consultants, and describe in greater detail the nature and scope of their assignments and how their duties differed from the compensation consultant retained by the Compensation Committee.

SEC

October 12, 2007

The company will clarify its disclosure in subsequent proxy statements.  The reference to “other compensation consultants” on page 32 of the 2007 Proxy Statement referred to the fact that the company purchased compensation data from third party human resource vendors.  These vendors, which are selected by the company’s human resources department, provided market pay survey data, they did not provide traditional consulting services and, other than providing market pay survey data, they do not play a role in determining compensation for executive officers.  Prior to providing any third party compensation data to the Compensation Committee, the company ensures that it is reviewed by the Committee’s independent compensation consultant, Frederic W. Cook.

Comment 5:  Given that you seek to offer a level of compensation to your executive officers that is at the median level of compensation paid by your selected peer group of companies, please specify how each element of compensation you provide to the named executive officers relates to the data you have analyzed from the companies in the Comparison Group, and include a discussion of where you target each element of compensation against the peer companies and where actual payments under each element of compensation actually fell within the targeted parameters.  If any of your named executive officers are compensated at levels that are materially different from the medial [sic] level of compensation paid by your selected peer group of companies, please provide discussion and analysis as to why.

As disclosed in its 2007 Proxy Statement (page 31), the company seeks to set total target cash and equity compensation opportunity (base salary, annual bonus and long-term incentive) for the executive group at the median level paid by the selected comparison group, at median performance.  While the company believes that the disclosure on pages 32 through 35 of the company’s 2007 Proxy Statement includes the material information about the company’s compensation decisions for 2006, the company will expand its disclosure in its subsequent proxy statements to address more specifically how total compensation relates to the data from companies in the Comparison Group and include a discussion of where the compensation is targeted and where the compensation actually fell versus the historical Comparison Group data.  To the extent compensation differs materially from the median, the company will include a discussion and analysis as to why.

Comment 6:  Please identify the companies that comprise the general industry and financial services companies for your Comparison Group.  Identify which of your named executive officers have their compensation determined with relation to the health care Comparison Group of the general industry and financial services Comparison Group.

Given that there were forty-seven companies in the general and financial services companies Comparison Group, the company believed a generic description of the companies selected would be more meaningful to investors than naming the specific companies.  The company will expand its disclosure in subsequent proxy statements to include the names of the companies that comprise the general industry and financial services comparison group and identify which executives have their compensation determined with relation to a health care comparison group versus a general industry and financial services group.

SEC

October 12, 2007

Comment 7: With respect to the engagement of Frederic W. Cook & Co., Inc., describe in greater detail the nature and scope of the consultant’s assignment and the material elements of the instructions or directions given to the consultant with respect to the performance of their duties under the engagement.  See Item 407(e)(3)(iii) of Regulation S-K.

While the company believes the disclosure on page 32 of the company’s 2007 Proxy Statement includes the material elements of the nature and scope of the assignment given to the Committee’s compensation consultant, the company will expand its disclosure in subsequent proxy statements to provide greater detail about the nature and scope of the compensation consultant’s assignments including, if applicable, the material elements of the instructions given to the consultant with respect to the performance of duties.

Comment 8:  You disclose that in making salary determinations, the Compensation Committee considers a subjective assessment of the executive’s individual past and potential future contribution to the Company’s results.  Please discuss how the various elements of compensation are structured and implemented to reflect each of the named executive officer’s individual performance and contribution to the achievement of the Company’s results when determining the forms and amounts of compensation to award.  Please also address the nature of the personal goals in reasonably complete detail and describe the level of difficulty, or ease, associated with achieving those goals.  Refer to Item 402(b)(2)(vii) of Regulation S-K.

The company believes that the disclosure on page 32 of the company’s 2007 Proxy Statement addresses the material elements of how the Committee makes salary decisions.  However, the company will expand its disclosure in subsequent proxy statements to discuss how the various elements of compensation are structured to reflect individual performance and contribution to achievement of the company’s results.  The company will also address the nature of the personal goals (unless the company determines such disclosure would result in competitive harm) and describe the level of difficulty in achieving the goals.

Comment 9:  Your disclosure indicates that the bonus payments under the Annual Bonus Plan and the Annual Incentive Plan are linked to the attainment of specific financial and operational goals:  in the case of the Annual Bonus Plan, specific levels of operating earnings and expense reduction; and in the case of the Annual Incentive Plan, specific levels of revenue and net income.  Similarly, the amounts awarded under the 2006 Performance Cash Unit Payout were based on two specific financial measures:  earnings per share growth and return on capital.  Please expand your Compensation Discussion and Analysis to disclose the quantitative or qualitative aspects of the necessary goals to be achieved in order for your named executive officers to earn their incentive compensation under the plans.  Please discuss and analyze the specific quantitative and qualitative aspects of the performance objectives used to determine incentive amounts.  Include in your analysis a discussion of how the specific levels were determined and what levels of performance such levels were intended to incentivize.  To the extent you believe that disclosure of this information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion.  To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.   In discussing how difficult or likely it will be to achieve the target levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

SEC

October 12, 2007

For the reasons set forth in the introduction to this response letter, we respectfully submit that inclusion of the actual targeted quantitative values of the measures would cause competitive harm to the company, and are not necessary for a robust understanding of the Bonus Plan, given the extent of other disclosure in the Proxy Statement, which includes both the measures by category and an assessment of the difficulty of achieving the measures.  As a result, the company respectfully submits that it would not include these quantitative amounts in subsequent proxy statements.  The Company will, however, provide additional disclosure concerning the difficulty of achieving the measures.

Comment 10:  We note your disclosure at the top of page 33 that “Company performance must satisfy the requirements of both plans in order for a bonus to be paid to each executive officer” and your disclosure in the fourth full paragraph on page 33 that “[i]f performance falls short of a threshold level, no funding will occur unless the Compensation Committee, in its discretion, decides to approve minimal funding given the circumstances at the time.”  We also note from your disclosure in the fifth paragraph that only one of the four Company performance goals were achieved during 2006.  As such, it is unclear why any funding under the annual bonus plan and the annual incentive plan occurred.  Please clarify why such awards were made, despite the established targets not having been achieved, and what factors the Compensation Committee took into consideration in determining the amounts of such awards.  For example, describe what circumstances existed at the time of determining such awards, and how the Compensation Committee determined that funding the bonus pool at 93% of target was “minimal funding.”

The company respectfully points out that the disclosure in the fourth full paragraph on page 33 of the company’s 2007 Proxy Statement states that “if performance falls short of a threshold level, no funding will occur…”  Threshold performance is a minimum level below the target performance level.  Company performance exceeded the threshold level and payments were made based on performance versus target performance levels.  In its subsequent proxy statements the company will provide clarifying disclosure about the threshold performance level.

Comment 11:  Please provide analysis as to what the Annual Bonus Plan amounts for each executive were targeted at and how the Annual Bonus Plan pool funding resulted in the actual amount paid to each named executive officer.  Clarify whether there was a target bonus amount for each executive, for example targeted at a particular percentage of such executive’s base salary, or whether each executive was entitled to a portion of the bonus pool, and if so, how such portions were determined.

The company respectfully points out that page 34 of the company’s 2007 Proxy Statement included disclosure for each named executive officer as to what the Annual Bonus Plan amounts were targeted at (as a percentage of base pay) and the actual amount paid to each named executive officer.  In subsequent proxy statements, the company will expand its disclosure as to how the actual amount paid to each named executive officer was determined.

SEC

October 12, 2007

Comment 12:  We note that the performance goals under the Annual Incentive Plan (revenue and net income goals) overlap with the financial goals under the Annual Bonus Plan.  Please provide discussion and analysis which clarifies the rationale for having different plans that appear to target similar financial objectives and what the awards under the different plans are intended to incentivize.

The company believes that the disclosure on pages 33-34 of the company’s 2007 Proxy Statement includes a discussion of the rationale for having two bonus plans (to comply with §162 of the Internal Revenue Code).  In addition, as stated on page 33 of the Company’s 2007 Proxy Statement only one award is paid under the plans.  To the extent applicable (and material), the company will expand its disclosure in its subsequent proxy statements to further clarify the rationale for having two different incentive plans and to further explain what the award under the Annual Incentive Plan is intended to incentivize.

Comment 13: You disclose that if either the revenue goal or net income goal was met, the maximum award permitted under the Annual Incentive Plan was payable.  Please discuss and analyze how the performance levels for the maximum payout were determined and what increases in revenue or net income growth were being incentivized by those levels.  For example, what level of revenue or earnings growth were these targets intended to incentivize.  In this regard, we note that the reported net income of $1,702 million in 2006 represented a 4% increase in net income over 2005.  Please place your targets into the context of your operating results and analyze how difficult the targeted performance levels were for the company to achieve.

To the extent applicable (and material), the company will expand its disclosure in its subsequent proxy statements to analyze how the performance levels for maximum payout were determined under the Annual Incentive Plan.  The disclosure will also address the difficulty in achieving the targeted performance.  We note that bonuses for 2006 were not paid out at the maximum level.

Comment 14:  You disclose that the Annual Bonus Target for each named executive officer ranged from 80% to 150%.  Please discuss and analyze how you established the relevant percentage for each named executive officer and why the percentages varied among the named executive officers.

The company will expand its disclosure in subsequent proxy statements to address and analyze how the annual bonus targets are set and why the percentages varied among the named executive officers.

Comment 15:  You disclose that the theoretical value of the long-term incentive awards to participants is delivered 70% in SARs and 30% in RSUs.  Please provide analysis which indicates the underlying rationale for granting these separate forms of long term compensation awards, for example, indicating whether each separate type of long term award is intended to incentivize different performance metrics, etc., and the reasons underlying the determination to split these awards on a 70/30 basis.  Refer to Item 402(b)(2)(iii) of Regulation S-K for examples of other information that may be relevant to your analysis.

SEC

October 12, 2007

The company believes the disclosure on pages 34-35 of its 2007 Proxy Statement includes the material reasons for granting SARs and RSUs.  However, to the extent applicable, the company will expand its disclosure in subsequent proxy statements to further explain the underlying rationale for granting SARs and RSUs and further explain the reasons underlying the determination to split these awards on a 70/30 basis.

Comment 16:  You disclose that, generally, the RSUs awarded do not pay dividend equivalents.  Since dividends can form a portion of total return to your stockholders and the objective of the RSU awards is to provide incentives for the executives to increase shareholder return over time, please briefly indicate the reason why the RSUs do not pay or accrue dividend equivalents.

To the extent applicable, the company will expand its disclosure in its subsequent proxy statements to address why the company does not generally pay or accrue dividends on RSUs.  We note that the company’s annual dividend is $.04 per share and is not material to the company’s total return to shareholder calculation or the Committee’s compensation decisions.

Comment 17:  Please discuss and analyze the reasons for granting Dr. Rowe a SAR on 1 million shares of common stock and how the number of shares underlying the SAR was determined.  Clarify how the vesting of those shares were affected by Dr. Rowe’s retirement in October 2006.

The company believes the disclosure on page 37 of its 2007 Proxy Statement includes the material information about the SAR grant to Dr. Rowe.  To the extent applicable, however, the company will expand its disclosure in its subsequent proxy statements to address individual awards such as the SAR granted to Dr. Rowe in 2006, including the effect of retirement on such an award.

Comment 18:  You disclose that 60% of Mr. Holt’s annual bonus is based on the performance of the investments and other units he oversees and that as a result of superior investment performance, Mr. Holt’s bonus was determined at 123.5% of target.  Please discuss and analyze how the target levels of performance were established for the 60% portion of the bonus and how that performance translated into the actual amount of his bonus award.

To the extent applicable, the company will expand its disclosure in subsequent proxy statements to address how the target levels of performance are set for the 60% portion of Mr. Holt’s annual bonus and how that performance translated into the actual amount of his award.

Comment 19:  You disclose that the base salary payable upon termination without cause or for good reason or after a change in control vary for your named executive officers, ranging from one to three year periods.  Please discuss and analyze how these periods were negotiated and how and why the specified periods were agreed to by the company and why the periods vary among the officers.

To the extent applicable, the company will expand disclosure in its subsequent proxy statements to address why the severance period following the various events differs among the named executive officers.

SEC

October 12, 2007

Comment 20:  You disclose that the various payments in the tables are payable to your named executive officers upon termination without “Cause” or after a “Change-in-Control” or upon termination for “Cause.”  Please briefly indicate the definitions of these terms.  In your discussion of the definition of “Change-in-Control,” please indicate the basis for selecting particular events as triggering payments.  Refer to Item 402(b)(2)(xi) of Regulation S-K.

To the extent applicable, the company will expand its disclosure in subsequent proxy statements to include the definitions of:  (i) “termination without Cause”, (ii) “termination for Cause;” and (iii) “termination following a Change-in-Control” and discuss the reasons for selecting various events for triggering payments.

We believe this letter to be responsive to the Staff’s questions.  If you have any further comments or questions, please contact me at 860-273-0810.

Very truly yours,

/s/ Judith H. Jones
Judith H. Jones